SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

CNS Response, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12619C101

(CUSIP Number)

June 12, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.	12619C101	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON John Pappajohn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,333,333
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 3,333,333
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.	12619C101	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

CNS Response, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2755 Bristol St., Suite 285, Costa Mesa, California 92626

Item 2(a).	Name of Person Filing:

John Pappajohn

Item 2(b).	Address of Principal Business Office or, if None, Residence:

666 Walnut St, Ste. 2116, Des Moines, IA, 50309

Item 2(c).	Citizenship:

John Pappajohn is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

12619C101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No.	12619C101	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,333,333. This amount does not include shares of common stock issuable upon conversion of a Secured Convertible Promissory Note issued by the Issuer to Mr. Pappajohn on June 12, 2009 in the principal amount of $1,000,000. In the event the Issuer consummates an equity financing transaction of at least $1,500,000 (excluding any and all notes and other liabilities or indebtedness which are converted) during the term of such note, the then outstanding principal amount of such note shall be automatically converted into the securities issued in the equity financing by dividing such amount by the per share price paid by the investors in such financing.

(b)	Percent of class:

11.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,333,333

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

3,333,333

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	12619C101	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2009
(Date)

/s/ John Pappajohn
John Pappajohn